UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): **January 25, 2006**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 25, 2006, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the third quarter of fiscal year 2006. The Company will hold a conference call at 4:30 p.m. CST today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a non-GAAP measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Return on invested capital also excludes the impact of certain unusual charges recorded during the quarter ended September 30, 2005. Management believes that return on invested capital is useful because it provides investors with additional information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all financial capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity. A reconciliation of return on invested capital to return on assets is included as an attachment to the press release.

Adjusted U.S. operating margin, adjusted international operating margin, and adjusted return on assets are also non-GAAP measures since they exclude unusual charges for the quarter ended September 30, 2005. These charges are excluded as unusual because they were not considered or anticipated when management set the Financial Road Map targets for fiscal 2006, and therefore management believes that it is appropriate to exclude these charges for purposes of comparison to the Financial Road Map. Furthermore, management believes this information will be useful to investors in assessing the Company's performance against the stated Road Map targets. A reconciliation of the adjusted operating margin to operating margin and a reconciliation of adjusted return on assets to return on assets is included as an attachment to the press release.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not mentioned in the attached press release, but may be discussed during the conference call. EBITDA can be calculated directly from the financial statements by adding pre-tax income plus interest expense from the statement of operations plus depreciation and amortization from the cash flow statement. Management believes EBITDA is a useful measure of liquidity which may be used by investors to assess the Company's ongoing operations and liquidity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

Item 9.01   **Financial Statements and Exhibits**

(c)   **Exhibits**

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated January 25, 2006 announcing third quarter earnings for fiscal year 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 25, 2006

ACXIOM CORPORATION   .

By:___/s/ Jerry C. Jones_____

Name: Jerry C. Jones

Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated January 25, 2006 announcing third quarter earnings for fiscal year 2006.



ACXIOM®

#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

EXHIBIT 99.1

For more information, contact:

Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321

Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Acxiom Announces Third-Quarter Results

Company Generates Record Revenue, Earnings, Cash Flow

LITTLE ROCK, Ark. — January 25, 2006 — Acxiom® Corporation (Nasdaq: ACXM) today announced financial results for the third quarter of fiscal 2006 ended December 31, 2005. Revenue for the quarter was $347.4 million, income from operations was $52.7 million, pre-tax earnings were $44.0 million, and diluted earnings per share (EPS) were $0.31. All represent record quarterly performances in the Company's history.

Acxiom will hold a conference call at 4:30 p.m. CST today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"Our third-quarter results are very encouraging and demonstrate the continuing improvement in our financial performance," Company Leader Charles D. Morgan said. "Combined with the recent announcement of our strategic partnership with EMC Corporation and the outlook for the fourth quarter and fiscal 2007, our performance in the third quarter is clear evidence of the growing momentum at Acxiom."

Highlights of Acxiom's third-quarter performance include:

- Revenue of $347.4 million, up 11 percent from $312.4 million in the third quarter a year ago. The net impact of acquisitions and divestitures contributed 5 percentage points of this 11 percentage-point growth in revenue.
- Income from operations of $52.7 million, a 34 percent increase compared to $39.4 million in the third quarter last year.
- Pre-tax earnings of $44.0 million, up 27 percent from $34.6 million in the third quarter of fiscal 2005.
- Diluted earnings per share of $.31, a 29 percent increase compared to $.24 in the third quarter last year.
- Operating cash flow of $95.4 million and free cash flow of $91.7 million, both of which represent record quarterly cash flow results. The free cash flow of $91.7 million is a non-GAAP financial measure and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.

- A technology and distribution agreement with EMC Corporation that includes $30 million from EMC to purchase the grid operating system developed by Acxiom and license certain other grid-related software. The deal contributed to $20 million of the Company's free cash flow performance in the third quarter but had no impact on revenue, earnings or operating cash flow.
- New contracts that will deliver $41 million in annual revenue and renewals that total $31 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $68.4 million in annual revenue.

"The operational improvements we have made, combined with a strong pipeline and the continued signing of new contracts, add up to an improving performance at Acxiom," Company Operations Leader Lee Hodges said. "Our expense-savings initiatives have produced better-than-expected results, and we continue to focus on expense containment and control, which we expect to result in continued improvement in operating margins."

Morgan noted that Acxiom recently completed new contracts with AIG Marketing, Inc., Canadian Tire Financial Services, Inc., Federated Department Stores, Inc., Hyundai Motor America, Lowe's, Nationwide, Novartis Pharmaceuticals Corporation, Staples, ZelnickMedia and Primedia.

Outlook

The Company's expectations for fiscal 2006, fiscal 2007 and beyond are communicated in the Financial Road Map, which is attached.

The Financial Road Map has been updated based on current expectations for fiscal year 2007, and the long-term goals have been updated to reflect the expectation for fiscal year 2010. For the fiscal year ending March 31, 2007, the Company estimates that U.S. revenue will grow 7 percent to 10 percent, the U.S. operating margins will be 14 percent to 15 percent, international revenue will grow 0 percent to 5 percent, and international margin will be 2 percent to 4 percent.

The financial projections stated today are based on the Company's current expectations and the assumption and limitations set forth in the Financial Road Map. These projections are forward-looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that the Company is continuing to experience continued improvement and momentum in financial performance, that we expect that continued focus on expense controls will lead to continued improvement in operating margins, that with the exception of the impact of the net unusual charges recorded in the quarter ended September 30, 2005, the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics referred to in the Financial Road Map attached to this release will be within the estimated ranges; that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; and that the business pipeline and our anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that we may incur expenses related to unsolicited proposals or other efforts by others to acquire or control the Company; certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that the historical seasonality of our business may change; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets that negatively impact the Company; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in scale, competition, culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended December 31,	
	2005	2004
Revenue:		
Services	263,266	225,811
Data	84,165	86,594
Total revenue	347,431	312,405
Operating costs and expenses:		
Cost of revenue		
Services	190,993	174,960
Data	48,799	52,199
Total cost of revenue	239,792	227,159
Selling, general and administrative	56,134	46,461
Gains, losses and nonrecurring items, net	(1,202)	(640)
Total operating costs and expenses	294,724	272,980
Income from operations	52,707	39,425
Other income (expense):		
Interest expense	(8,635)	(5,076)
Other, net	(71)	210
Total other income (expense)	(8,706)	(4,866)
Earnings before income taxes	44,001	34,559
Income taxes	16,720	11,079
Net earnings	27,281	23,480
Earnings per share:		
Basic	0.32	0.27
Diluted	0.31	0.24

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Nine Months Ended December 31, | |
	2005	2004
Revenue:		
Services	754,958	653,730
Data	233,267	246,778
Total revenue	988,225	900,508
Operating costs and expenses:		
Cost of revenue		
Services	580,462	507,459
Data	149,808	153,786
Total cost of revenue	730,270	661,245
Selling, general and administrative	161,499	141,010
Gains, losses and nonrecurring items, net	9,960	(984)
Total operating costs and expenses	901,729	801,271
Income from operations	86,496	99,237
Other income (expense):		
Interest expense	(21,213)	(14,889)
Other, net	1,870	824
Total other income (expense)	(19,343)	(14,065)
Earnings before income taxes	67,153	85,172
Income taxes	26,084	30,312
Net earnings	41,069	54,860
Earnings per share:		
Basic	0.47	0.64
Diluted	0.45	0.58

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Three Months Ended December 31, | |
	2005	2004
Basic earnings per share:		
Numerator - net earnings	27,281	23,480
Denominator - weighted-average shares outstanding	85,203	86,468
Basic earnings per share	0.32	0.27
Diluted earnings per share:		
Numerator:		
Net earnings	27,281	23,480
Interest expense on convertible bonds (net of tax benefit)	-	1,017
	27,281	24,497
Denominator:		
Weighted-average shares outstanding	85,203	86,468
Dilutive effect of common stock options and warrants	2,723	4,191
Dilutive effect of convertible debt	-	9,589
	87,926	100,248
Diluted earnings per share	0.31	0.24

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Nine Months Ended December 31,	
	2005	2004
Basic earnings per share:		
Numerator - net earnings	41,069	54,860
Denominator - weighted-average shares outstanding	87,748	86,187
Basic earnings per share	0.47	0.64
Diluted earnings per share:		
Numerator:		
Net earnings	41,069	54,860
Interest expense on convertible bonds (net of tax benefit)	-	3,051
	41,069	57,911
Denominator:		
Weighted-average shares outstanding	87,748	86,187
Dilutive effect of common stock options and warrants	2,691	3,870
Dilutive effect of convertible debt	-	9,589
	90,439	99,646
Diluted earnings per share	0.45	0.58

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended December 31,	
	2005	2004
US Services & Data	300,086	253,898
International Services & Data	47,345	58,507
Total Revenue	347,431	312,405

US Supplemental Information:		
Services & Data Excluding IT Mgmt	210,455	178,983
IT Management Services	89,631	74,915
	300,086	253,898
International Supplemental Information:		
Services & Data Excluding IT Mgmt	47,345	58,507
IT Management Services	-	-
	47,345	58,507

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Nine Months Ended December 31,	
	2005	2004
US Services & Data	851,846	740,666
International Services & Data	136,379	159,842
Total Revenue	988,225	900,508
US Supplemental Information:		
Services & Data Excluding IT Mgmt	589,653	533,824
IT Management Services	262,193	206,842
	851,846	740,666
International Supplemental Information:		
Services & Data Excluding IT Mgmt	136,379	159,842
IT Management Services	-	-
	136,379	159,842

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	December 31, 2005	March 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 9,906	$ 4,185
Trade accounts receivable, net	261,135	250,653
Deferred income taxes	31,615	31,415
Refundable income taxes	-	1,345
Other current assets	40,321	46,034
Total current assets	342,977	333,632
Property and equipment	663,521	581,918
Less - accumulated depreciation and amortization	324,158	258,532
Property and equipment, net	339,363	323,386
Software, net of accumulated amortization	47,850	57,135
Goodwill	474,680	354,182
Purchased software licenses, net of accumulated amortization	157,203	157,999
Unbilled and notes receivable, excluding current portions	20,551	20,410
Deferred costs, net	104,419	88,851
Data acquisition costs	40,530	48,915
Other assets, net	22,757	15,369
	$ 1,550,330	$ 1,399,879
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	87,401	83,005
Trade accounts payable	43,622	63,295
Accrued payroll and related expenses	31,841	27,435
Other accrued expenses	81,000	74,635
Deferred revenue	127,753	115,892
Income Taxes	12,182	-
Total current liabilities	383,799	364,262
Long-term obligations:		
Long-term debt and capital leases, net of current installments	404,104	104,210
Software and data licenses, net of current installments	26,740	37,494
Total long-term obligations	430,844	141,704
Deferred income taxes	91,329	79,079
Commitments and contingencies		
Stockholders' equity:		
Common stock	10,674	10,440
Additional paid-in capital	627,982	588,156
Retained earnings	391,557	363,556
Accumulated other comprehensive loss	2,141	12,616
Treasury stock, at cost	(387,996)	(159,934)
Total stockholders' equity	644,358	814,834
	$ 1,550,330	$ 1,399,879

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004	Qtr ended 9/30/2004	Qtr ended 12/31/2004	Qtr ended 3/31/2005	Yr ended 3/31/2005
Net cash provided by operating activities	34,714	61,742	82,805	67,753	247,014
Capitalized software	(4,107)	(4,721)	(5,706)	(5,760)	(20,294)
Capital expenditures	(1,823)	(4,813)	(3,132)	(4,562)	(14,330)
Deferral of costs	(9,610)	(11,113)	(15,502)	(17,203)	(53,428)
Free cash flow	19,174	41,095	58,465	40,228	158,962

	Qtr ended 6/30/2005	Qtr ended 9/30/2005	Qtr ended 12/31/2005	Qtr ended 3/31/2006	YTD 12/31/2005
Net cash provided by operating activities	61,476	44,785	95,414		201,675
Proceeds received from disposition of assets	-	3,613	1,510		5,123
Capitalized software	(5,673)	(5,809)	(5,204)		(16,686)
Cash collected from sale of software	-	-	20,000		20,000
Capital expenditures	(2,929)	(3,025)	(401)		(6,355)
Deferral of costs	(16,192)	(18,703)	(19,603)		(54,498)
Free cash flow	36,682	20,861	91,716	0	149,259

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended December 31,	
	2005	2004
Cash flows from operating activities:		
Net earnings	27,281	23,480
Non-cash operating activities:		
Depreciation and amortization	59,712	50,817
Loss (gain) on disposal or impairment of assets, net	(524)	(50)
Deferred income taxes	4,386	11,385
Non-cash stock compensation expense	346	-
Changes in operating assets and liabilities:		
Accounts receivable	(8,552)	3,403
Other assets	(6,587)	5,915
Accounts payable and other liabilities	4,161	(18,896)
Deferrred revenue	15,191	6,751
Net cash provided by operating activities	95,414	82,805
Cash flows from investing activities:		
Disposition of operations	3,315	1,636
Sale of assets	1,510	-
Capitalized software	(5,204)	(5,706)
Capital expenditures	(401)	(3,132)
Cash collected from sale of software	20,000	-
Deferral of costs	(19,603)	(15,502)
Payments received from investments	2,093	159
Net cash paid in acquisitions	(2,983)	(6,847)
Net cash used by investing activities	(1,273)	(29,392)
Cash flows from financing activities:		
Proceeds from debt	31,833	31,663
Payments of debt	(125,264)	(82,175)
Dividends paid	(4,259)	(3,464)
Sale of common stock	10,058	14,537
Acquisition of treasury stock	(2,430)	(2,840)
Net cash used by financing activities	(90,062)	(42,279)
Effect of exchange rate changes on cash	(135)	620
Net increase in cash and cash equivalents	3,944	11,754
Cash and cash equivalents at beginning of period	5,962	10,140
Cash and cash equivalents at end of period	9,906	21,894
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	7,932	3,521
Income taxes	1,070	583
Payments on capital leases and installment payment arrangements	17,994	23,012
Payments on software and data license liabilities	7,344	4,842
Noncash investing and financing activities:		
Issuance of warrants in acquisition	-	1,833
Enterprise software licenses acquired under software obligation	-	6,715
Acquisition of property and equipment under capital lease		
and installment payment arrangements	14,804	27,289
Construction of assets under construction loan	402	4,868

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Nine Months Ended December 31,	
	2005	2004
Cash flows from operating activities:		
Net earnings	41,069	54,860
Non-cash operating activities:		
Depreciation and amortization	172,350	139,916
Loss (gain) on disposal or impairment of assets, net	(1,451)	(50)
Deferred income taxes	12,401	30,933
Non-cash stock compensation expense	968	-
Changes in operating assets and liabilities:		
Accounts receivable	(13,838)	(22,746)
Other assets	(21,747)	(2,531)
Accounts payable and other liabilities	2,790	(23,474)
Deferred revenue	9,133	2,353
Net cash provided by operating activities	201,675	179,261
Cash flows from investing activities:		
Disposition of operations	4,844	1,636
Sale of assets	5,123	-
Capitalized software	(16,686)	(14,534)
Capital expenditures	(6,355)	(9,768)
Cash collected from the sale of software	20,000	-
Deferral of costs	(54,498)	(36,225)
Payments received from investments	2,855	662
Net cash paid in acquisitions	(144,509)	(23,588)
Net cash used by investing activities	(189,226)	(81,817)
Cash flows from financing activities:		
Proceeds from debt	423,122	129,792
Payments of debt	(216,041)	(217,784)
Dividends paid	(13,068)	(10,359)
Sale of common stock	31,609	38,208
Acquisition of treasury stock	(231,865)	(30,208)
Net cash used by financing activities	(6,243)	(90,351)
Effect of exchange rate changes on cash	(485)	446
Net increase in cash and cash equivalents	5,721	7,539
Cash and cash equivalents at beginning of period	4,185	14,355
Cash and cash equivalents at end of period	9,906	21,894
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	18,405	13,409
Income taxes	(376)	1,080
Payments on capital leases and installment payment arrangements	53,890	49,645
Payments on software and data license liabilities	17,141	13,899
Noncash investing and financing activities:		
Issuance of warrants in acquisition	-	1,833
Enterprise software licenses acquired under software obligation	8,380	12,682
Acquisition of property and equipment under capital lease		
and installment payment arrangements	70,377	66,359
Construction of assets under construction loan	7,200	17,979

ACXIOM CORPORATION AND SUBSIDIARIES
SUMMARIZED SUPPLEMENTAL CASH FLOW INFORMATION
(Unaudited)
(Dollars in thousands)

	03/31/05	06/30/05	09/30/05	12/31/05	Last 12 Months
Free cash flow	40,228	36,682	20,861	91,716	189,487
Change in revolver	10,921	259,800	96,665	(66,378)	301,008
Other debt proceeds	4,175	-	-	-	4,175
Debt payments (excluding payments on line of credit)	(22,316)	(32,224)	(23,729)	(27,053)	(105,322)
Sale of common stock	5,776	13,527	8,024	10,058	37,385
Acquisition of treasury stock	(33,551)	(160,354)	(69,081)	(2,430)	(265,416)
Dividends paid	(4,290)	(4,432)	(4,377)	(4,259)	(17,358)
Payments received from investments	235	721	41	2,093	3,090
Proceeds from the disposition of operations	-	-	1,529	3,315	4,844
Net cash paid in acquisitions	(18,612)	(106,719)	(34,807)	(2,983)	(163,121)
Effect of exchange rate changes on cash	(275)	(297)	(53)	(135)	(760)
Net change in cash	(17,709)	6,704	(4,927)	3,944	(11,988)

ACXIOM CORPORATION

Financial Road Map[1]

(as of December 31, 2005)

Years Ending March 31,	Actual Fiscal 2005	Actual Q3 Fiscal 2006	Actual YTD Fiscal 2006	Estimated Fiscal 2006[4]	Target Fiscal 2006	Target Fiscal 2007	Long-Term Goals Fiscal 2010
U.S. Revenue Growth	9.0%	18.2%	15.0%	14%	13% to 15%	7% to 10%	8% to 11% *(CAGR)*
U.S. Revenue	$1,011 million	$300 million	$851 million	$1,150 million	$1,140 to $1,160 mil	$1,230 to $1,260 mil	-
International Revenue Growth	152.9%	-19.1%	-14.7%	-15%	-10% to -20%	0% to 5%	5% to 8% *(CAGR)*
International Revenue	$213 million	$47 million	$136 million	$180 million	$170 to $190 mil	$180 to $190 mil	-
U.S. Operating Margin	11.3%	16.3%	10.8%	11.7%		14% to 15%	16% to 18%
Adjusted U.S. Operating Margin	11.3%	16.3%	11.9%[3]	12.4%[3]	11.5% to 12.5%		
International Operating Margin	3.9%	7.9%	-4.0%	-2.2%		2% to 4%	12% to 15%
Adjusted International Operating Margin	3.9%	7.9%	0.9%[3]	1.6%[3]	1% to 2%		
Return on Assets[2]	9.2%	7.2%	7.2%	8.4%		11% to 13%	14% to 17%
Adjusted Return on Assets[2]		8.3%[3]	8.3%[3]	9.4%[3]	9% to 10%		
Return on Invested Capital[2]	11.0%	10.1%[3]	10.1%[3]	11.3%[3]	11% to 12%	13% to 15%	16% to 19%
Operating Cash Flow	$247 million	$95 million	$201 million	$270 million	$250 to $270 mil	$280 to $300 mil	$320 to $360 mil
Free Cash Flow	$159 million	$92 million	$149 million	$190 million	$160 to $180 mil	$175 to $195 mil	$185 to $225 mil
Revolving Credit Line Balance	$11 million	$301 million	$301 million	$290 million	$200 to $375 mil	< $500 mil	< $500 mil
Dividends Per Share	$0.17	$0.05	$0.15	$0.20	$0.20	$0.20	$0.24 to $0.28

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 ROA and ROIC are calculated on a trailing 4 quarters basis.

3 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

4 Based upon an estimated EPS for Q4 FY2006 of $0.25.

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.

2. Interest rates are assumed to increase slightly over the current levels.

3. Excluding acquired NOLs, the Company expects to utilize all of its federal tax loss carry forwards during fiscal 2006 Excluding acquired credits, the Company expects to utilize all of its federal credits and begin paying regular tax in fiscal 2007 The Company expects to gradually begin paying state taxes as state NOLs are utilized.

4. The Company will pay incentives under its bonus plan of $5 to $10 million for fiscal 2006 and $15 to $25 million for each of the years beginning in fiscal 2007 based on achievement of the Company's business plan.

5. The Company will maintain a relatively constant mix of business for each of its three business segments.

6. Foreign exchange rates will remain at approximately the current levels

7. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.

8. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.

9. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map Acxiom disclaims any obligation to update the information contained in this Financial Road Map

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.

2. **Operating Margin** is defined as the income from operations as a percentage of revenue.

3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters

4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less operating cash, less non-interest bearing liabilities, plus the present value of operating leases.

5. **Operating Cash Flow** is as shown on the Company's cash flow statement.

6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.

7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period

8. **Dividends Per Share** is defined as the sum of the dividends for that period.

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2005	Actual Q3 Fiscal 2006	Actual YTD Fiscal 2006	Estimated Fiscal 2006	Target Fiscal 2006		Target Fiscal 2007		Long-Term Goals Fiscal 2010	
U.S. Operating Margin										
U.S. Revenue	1,010,513	300,086	851,846	1,150,000						
U.S. Operating Income	113,992	48,965	91,904	134,000						
U.S. Operating Income Margin	11.3%	16.3%	10.8%	11.7%						
Gains, losses and nonrecurring items, net	0	0	6,147	6,147						
ValueAct Defense	0	0	2,216	2,216						
Lawsuit Expenses	0	0	761	761						
Adjusted U.S. Operating Income (6)	113,992	48,965	101,028	143,124						
Adjusted U.S. Operating Income Margin (6)	11.3%	16.3%	11.9%	12.4%						
International Operating Margin										
International Revenue	212,529	47,345	136,379	180,000						
International Operating Income	8,200	3,741	(5,410)	(3,800)						
International Operating Income Margin	3.9%	7.9%	-4.0%	-2.1%						
Gains, losses and nonrecurring items, net	0	0	6,652	6,652						
Adjusted International Operating Income (6)	8,200	3,741	1,242	2,852						
Adjusted International Operating Income Margin (6)	3.9%	7.9%	0.9%	1.6%						
Free Cash Flow										
Net cash provided by operating activities	247,014	95,414	201,675	270,000	250,000	270,000	280,000	300,000	320,000	360,000
Proceeds received from disposition of assets	0	1,510	5,123	5,123	0	0	0	0	0	0
Capitalized software	(20,294)	(5,204)	(16,686)	(22,000)	(20,000)	(20,000)	(23,000)	(23,000)	(25,000)	(25,000)
Proceeds received from sale of software	0	20,000	20,000	20,000	0	0	10,000	10,000	0	0
Capital expenditures	(14,330)	(401)	(6,355)	(12,000)	(15,000)	(15,000)	(16,000)	(16,000)	(20,000)	(20,000)
Deferral of costs	(53,428)	(19,603)	(54,498)	(71,000)	(55,000)	(55,000)	(76,000)	(76,000)	(90,000)	(90,000)
Free cash flow	158,962	91,716	149,259	190,123	160,000 to	180,000	175,000 to	195,000	185,000 to	225,000

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Actual Fiscal 2005 ROA	Actual Fiscal 2005 Adjusted ROA	Actual Fiscal 2005 ROIC	Actual Q3 Fiscal 2006 ROA	Actual Q3 Fiscal 2006 Adjusted ROA	Actual Q3 Fiscal 2006 ROIC	Actual YTD Fiscal 2006 ROA	Actual YTD Fiscal 2006 Adjusted ROA	Actual YTD Fiscal 2006 ROIC	Estimated Fiscal 2006 ROA	Estimated Fiscal 2006 Adjusted ROA	Estimated Fiscal 2006 ROIC
Numerator:												
Income from operations	122,192	122,192	122,192	109,451	109,451	109,451	109,451	109,451	109,451	130,000	130,000	130,000
Unusual Charges, Net (6)	0	0	0		15,776	15,776		15,776	15,776		15,776	15,776
Add implied interest on operating leases (1)			13,903			12,241			12,241			12,000
	122,192	122,192	136,095	109,451	125,227	137,467	109,451	125,227	137,467	130,000	145,776	157,776
Denominator:												
Average total assets (2)	1,321,122	1,321,122	1,321,122	1,514,779	1,514,779	1,514,779	1,514,779	1,514,779	1,514,779	1,550,000	1,550,000	1,550,000
Less average cash (3)			(11,858)			(7,736)			(7,736)			(9,000)
Less average non-interest bearing current liabilities (4)			(246,280)			(286,759)			(286,759)			(285,000)
Plus average present value of operating leases (1)			168,734			144,860			144,860			140,000
	1,321,122	1,321,122	1,231,717	1,514,779	1,514,779	1,365,143	1,514,779	1,514,779	1,365,143	1,550,000	1,550,000	1,396,000
Return on invested capital	9.2%	9.2%	11.0%	7.2%	8.3%	10.1%	7.2%	8.3%	10.1%	8.4%	9.4%	11.3%

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Target Fiscal 2006 ROA Low	Target Fiscal 2006 ROA High	Target Fiscal 2006 ROIC Low	Target Fiscal 2006 ROIC High	Target Fiscal 2007 ROA Low	Target Fiscal 2007 ROA High	Target Fiscal 2007 ROIC Low	Target Fiscal 2007 ROIC High	Long-Term Goals Fiscal 2010 ROA Low	Long-Term Goals Fiscal 2010 ROA High	Long-Term Goals Fiscal 2010 ROIC Low	Long-Term Goals Fiscal 2010 ROIC High
Numerator:												
Income from operations	141,000	160,000	141,000	160,000	175,500	196,900	175,500	196,900	268,600	337,600	268,600	337,600
Unusual Charges, Net (6)	0	0	0	0	0	0	0	0	0	0	0	0
Add implied interest on operating leases (1)			14,200	14,200			11,000	11,000			9,000	9,000
	141,000	160,000	155,200	174,200	175,500	196,900	186,500	207,900	268,600	337,600	277,600	346,600
Denominator:												
Average total assets (2)	1,542,000	1,552,000	1,542,000	1,552,000	1,566,000	1,574,000	1,566,000	1,574,000	1,864,000	1,965,000	1,864,000	1,965,000
Less average cash (3)			(6,300)	(12,700)			(10,000)	(10,000)			(10,000)	(10,000)
Less average non-interest bearing current liabilities (4)			(280,000)	(280,200)			(277,000)	(288,000)			(261,000)	(285,000)
Plus average present value of operating leases (1)			180,000	179,500			133,000	133,000			114,000	114,000
	1,542,000	1,552,000	1,435,700	1,438,600	1,566,000	1,574,000	1,412,000	1,409,000	1,864,000	1,965,000	1,707,000	1,784,000
Return on invested capital	9% to	10%	11% to	12%	11% to	13%	13% to	15%	14% to	17%	16% to	19%

Notes

1 Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2 Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3 Average cash is the average of the GAAP amount for the trailing 4 quarter ends. Future cash balances above $10.0 million are assumed to be invested at money market rates and are excluded from this operating cash adjustment.
4 Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5 ROA and ROIC figures are calculated on a trailing 4 quarters basis.
6 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.